Mail Stop 6010

                                                August 4, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Provided July 27, 2005
File No. 0-27212

Dear Mr. Rodriguez:

      We have reviewed your draft and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft of Amendment to Form 10-K for the Fiscal Year Ended December
31, 2004

Health care regulatory issues, page 13
1. Please revise the third paragraph to clarify whether you have described all material requirements.
2. Clarify what you mean in the second full paragraph on page 13 where you state that your activities "will" comply with the laws.
Why don`t they comply now?

Legal Proceedings, page 25
3. Please identify the "corporate governance measures" mentioned in the fourth paragraph.

Contractual Obligations
4. Please provide a table of contractual obligations that discloses all of your purchase obligations.

Consolidated Financial Statements, page F-1

5. We note that you restated your financial statements to include the
gain (loss) on divestitures within your loss from operations.
Please
tell us why you did not label the financial statements as
restated,
disclose the reasons for the revision in a note to the financial statements and provide the other disclosures required by paragraph 37 of APB 20. Please also tell us why your auditors do not refer to restatement in the auditor`s report and dual date the report.

6. Please refer to comments six and seven in our letter dated June 17, 2005. Please amend your 10-K to include the following:

* The segment disclosures required by paragraph 37 of SFAS 31;

* The separate disclosure of bundled service revenue on the face of the income statement as required by Rule 5-03(b) of Regulation S-
X;
and

* An explanatory note regarding why it is impracticable to separately disclose the cost of services.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at
(202)
551-3617 with any other questions.



      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Steven G. Rowles, Esq.

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Michael R. Rodriguez
Endocare, Inc.
August 4, 2005
Page 2